Exhibit A

Mr. Bedell also directly owns employee stock options to purchase shares of

Class A Common Stock as follows:

Option to purchase 50,000 shares with (i) exercise price of $20.69 per share,

(ii) vesting in five equal annual installments beginning on 02/08/2004 and

(iii) expiration on 02/08/2013

Option to purchase 25,000 shares with (i) exercise price of $4.70 per share,

(ii) vesting in two equal annual installments beginning on 07/26/2005 and (iii) expiration on 07/26/2012